UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/2022 AND ENDING 06/30/2023
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Scully Capital Securities**

TYPE OF REGISTRANT (check all applicable boxes):
- ☑ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1050 Connecticut Avenue NW Suite 500
(No. and Street)

Washington	DC	20036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Larry J Scully	202-775-3434	lscully@scullysec.
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

(Address)	(City)	(State)	(Zip Code)
2700 Ygnacio Valley Rd. Ste. 270		Walnut Crk,CA 94598	

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _LARRY Scully_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Scully Capital Securities Corp_____, as of _6/30_____, 2**023**, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

_08/05/2023_

Notary Public

Signature: _____

Title: _President_

Tijer Leigh Hall
Commonwealth of Virginia
Notary Public
Commission No. 8024890
My Commission expires 9/30/2026

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☑ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Scully Capital Securities Corporation

Report Pursuant to Rule 17A-5(d)
Audited Financial Statements
For the Year Ended June 30, 2023

Report of Independent Registered Public Accounting Firm

Financial Statements

Supplemental Information

Scully Capital Securities Corporation

Statement of Financial Condition

June 30,		2023
Assets		
Cash	$	**49,048**
Accounts receivable, net of allowance for doubtful accounts of $70,000		**18,422**
Prepaid expenses		**1,908**
Deferred tax asset		**14,821**
Total assets	$	**84,199**
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable	$	**4,441**
Total liabilities		**4,441**
Stockholders' Equity		
Common stock, $.001 par value; 10,662 shares authorized, issued and outstanding		**11**
Additional paid in capital		**144,796**
Retained earnings (Deficit)		**(65,049)**
Total stockholders' equity		**79,758**
Total liabilities and stockholders' equity	$	**84,199**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Operations

Year ended June 30,		2023
Contract revenues	$	**23,072**
Operating expenses		
Professional fees		12,237
Dues and licenses		1,534
Regulatory fees		5,715
Office expenses		91,866
Recovery of bad debt		(30,000)
Total operating expenses		81,352
Loss before income taxes		(58,280)
Income tax expense		
Current		(250)
Deferred tax benefit		17,559
Net loss	$	(40,971)

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Changes in Stockholders' Equity

Year ended June 30,				2023
	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
Balance, June 30, 2022	$ 11	$144,796	$ (24,078)	$ 120,729
Net loss	-	-	(40,971)	(40,971)
Balance, June 30, 2023	$ 11	$144,796	$ (65,049)	$ 79,758

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

Statement of Cash Flows

Year ended June 30,		2023
Cash flows from operating activities		
Net loss	$	(40,971)
Adjustments to reconcile net loss to net cash used by operating activities:		
Recovery of bad debt		(30,000)
Change in:		
Accounts receivable		31,937
Prepaid expenses		(702)
Accounts payable		(5,559)
Income taxes payable		(694)
Deferred tax liability		(17,559)
Net cash used by operating activities		**(63,548)**
Cash flows from financing activities		**---**
Cash flows from investing activities		**---**
Net decrease in cash		**(63,548)**
Cash at beginning of year		**112,596**
Cash at end of year	$	**49,048**
Supplemental disclosure of cash flow information:		
Income taxes	$	**970**
Interest		**---**

The accompanying notes are an integral part of these financial statements.

Scully Capital Securities Corporation

1. Organization and Nature of Business

Scully Capital Securities Corporation, a Delaware corporation (the Company), was incorporated in March 1987 and maintains its office in the District of Columbia. The Company was organized to provide advice and execute municipal securities transactions for clients. The Company is also authorized for the selling of corporate debt securities, to act as an underwriting or selling group participant in private placement ("best efforts" offerings only) of both debt and equity securities, and to conduct investment banking activities in connection with both municipal and non-municipal securities.

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying policies of the Company are in accordance with accounting principles generally accepted in the United States of America ("GAAP") applied on a consistent basis with that of the preceding period.

Accounts Receivable

Accounts receivable represent contractual amounts due from the customers. The Company grants credit to its customers during the normal course of business and generally requires no collateral. The Company maintains an allowance for doubtful accounts based on factors surrounding the credit risk of specific customers. Customer accounts are periodically reviewed for collectability, and those accounts that are considered not collectible are charged off against the allowance for doubtful accounts.

Concentrations

The Company maintains its cash in a checking account which is federally insured. There were no amounts in excess of federally-insured limits as of June 30, 2023. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on its cash balances.

As of June 30, 2023, amounts due from one customer totaled $82,422, or 93%, of total accounts receivable as of June 30, 2023. The balances due from this customer as of June 30, 2023 has been reserved for $70,000. There was no income recognized from this customer for the year ended June 30, 2023. The Company had an additional customer during the year ended June 30, 2023, which represented 61% of contract revenue.

2. Summary of Significant Accounting Policies (continued)

Leases

The Company shares its office space with an affiliate owned by a stockholder under the terms of an expense sharing agreement, which is cancelable with reasonable notice. This agreement is not subject to FASB ASC 842, Leases. The Company records shared expenses monthly as billed.

Computer Equipment and Depreciation

Computer equipment is carried at cost, less accumulated depreciation. Depreciation of computer equipment was provided using the straight-line method over an estimated useful life of 5 years.

Revenue Recognition

For the year ended June 30, 2023, contract revenue consisted of retainer and success fees.

The Company earns retainer fees from providing financial consulting services in accordance with placement or other contractual agreements. Generally, these retainer fees are billed on a periodic basis representing the engagement services performed and nonrefundable. Revenue is recognized in the period billed, upon the completion of the Company's related performance obligations.

The Company earns success fees as an agent for client offerings. The Company recognizes success fee revenue at a point in time upon the closing date of the underlying transaction. At this point, the parties have been identified, the revenue amount is known or is determinable, and the Company's performance obligations have been completed in accordance with the terms of the contractual agreement.

As of June 30, 2023, the Company does not have any open contract balances.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to the different methods of reporting accounts receivable, prepaid expenses and depreciation. These balances are recognized for financial statement reporting but are deferred for tax purposes.

A valuation allowance, is recognized, if based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. Future realization of the tax benefit of an existing temporary difference ultimately depends on the existence of sufficient taxable income of the appropriate character (for example, ordinary income or capital gain) within the carryforward period available under the tax law.

2. Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Tax positions must meet recognition threshold of more-likely-than-not in order for the benefit of those tax positions to be recognized in the Company's financial statements. The Company has determined that it does not have any material uncertain tax positions as of June 30, 2023. Interest and penalties, if any, are reflected in income tax expense in the accompanying statement of operations. Fiscal years ending on or after June 30, 2020 remain subject to examination by federal and state tax authorities.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Management's Plan

Management is committed to funding the Company as necessary for the next twelve months and foreseeable future.

Management's Review

Management has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

3. Related Party Transactions

A company owned by one of the stockholders of the Company provided certain operating services to the Company, pursuant to the Intercompany Expense Reimbursement Agreement. The operating expenses, which include payroll, benefits, and various office and overhead expenses, are allocated to the Company monthly, based upon the number of hours the related party company employees work for the Company divided by the total hours worked. During the year ended June 30, 2023, $85,486 of operating expenses were allocated to the Company, which are included in office expenses on the statement of operations.

It is possible that the terms of certain related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

4. Net Capital Requirements

Pursuant to the net capital requirements of Rule 15c3-1 under the Securities Exchange Act of 1934, the Company's required ratio of aggregate indebtedness (as defined) to net capital (as defined) may not exceed 15 to 1. Net capital and related ratios normally fluctuate on a daily basis. In addition, the Company must maintain minimum net capital of $5,000. The Company must notify FINRA if net capital goes below $6,000. On June 30, 2023, the Company had net capital (as computed in accordance with Rule 15c3-1) of $44,607 and the ratio of aggregate indebtedness to net capital was .10 to 1.

Withdrawals of equity capital through redemption or repurchase of shares, dividend payments or other distributions and any unsecured advances or loans to stockholders or affiliates require advance notice to the Securities and Exchange Commission ("SEC"). In no event may such a withdrawal or distribution be made if it would reduce net capital to less than 120% of the Company's required minimum net capital. Dividend distributions, withdrawals of capital, and loans to affiliates exceeding a specified percentage of a broker dealer's net capital may require approval of the SEC. During the year ended June 30, 2023 there were no withdrawals.

5. Income Taxes

For the year ended June 30, 2023, the Company's provision for income taxes consists of the following:

Current:		
Federal income taxes	$	---
District of Columbia income taxes		250
		250
Deferred:		
Federal income tax liability		(12,291)
District of Columbia income tax liability		(5,268)
		(17,559)
Total provision/(benefit) for income taxes	$	(17,309)

As of June 30, 2023, deferred income taxes consists of the following:

Deferred tax assets:		
Accounts payable	$	1,332
Net operating loss and contribution carryforwards		19,372
		20,704
Deferred tax liabilities:		
Accounts receivable		(5,527)
Prepaid expenses		(356)
		(5,883)
Net deferred tax asset	$	14,821

6. Recently Issued Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending June 30, 2023, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

7. Commitments, Guarantees and Contingencies

Management of the Company believes that there are no commitments, guarantees or contingencies that may result in a material loss or future obligations as of June 30, 2023.

Certain payments made to individuals during the year ended June 30, 2023 may be deemed by the IRS to require payroll taxes be withheld. These financial statements contain no adjustment for any potential payroll liabilities proposed by the IRS.

Scully Capital Securities Corporation

Schedule 1: Computation of Net Capital Under SEA Rule 15c3-1

		June 30, 2023
Stockholders' equity from statement of financial condition		$ 79,758
Deduction for nonallowable assets:		
Prepaid expenses	(1,908)	
Accounts receivable	(18,422)	
Deferred tax asset	(14,821)	(35,151)
Net capital		$ 44,607
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)		$ 5,000
Net capital in excess of minimum requirements		$ 39,607
Amounts included in total liabilities which represent aggregate indebtedness		$ 4,441
Ratio of aggregate indebtedness to net capital		.10 to 1

NOTES

A. There are no material differences between the preceding computation and the Company's corresponding most recently filed Part II of Form X-17A-5 as of June 30, 2023.

See report of independent registered public accounting firm.

Scully Capital Securities Corporation

Schedule 2: Computation for Determination of Reserve Requirements Under SEA Rule 15c3-3, Information for Possession or Control Requirements Under SEA Rule 15c3-3

The Company does not claim an exemption under SEA Rule 15c3-3. The Company filed the exemption report in reliance to footnote 74 of the SEC Release 34-70073 Adopting Amendments to 17 C.F.R. 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm.

11



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Scully Capital Securities Corporation (the "Company") as of June 30, 2023, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEA Rule 15c3-1, Computation For Determination of Reserve Requirements Under SEA Rule 15c3-3, and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as the Company's auditors since 2022.
Walnut Creek, California
August 10, 2022



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Scully Capital Securities Corporation

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Scully Capital Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; (3) and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2023.

Scully Capital Securities Corporation's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Scully Capital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 10, 2023



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of Scully Capital Securities Corporation

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2023. Management of Scully Capital Securities Corporation (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2023, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
August 10, 2023



2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598

(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

August 10, 2023

To the Stockholders of
Scully Capital Securities Corporation

In connection with our audit of the financial statements and supplemental information of Scully Capital Securities Corporation for the year ended June 30, 2023, we plan on issuing our report thereon dated August 10, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during fiscal year 2023. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Scully Capital Securities Corporation in its fiscal year 2023 financial statements are described in Note 1 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate affecting the financial statements was:

- Management's estimate of the allowance for doubtful accounts which is described in Note 1.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We

noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

Our consideration of the quality of the Company's financial reporting was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in the Company's financial reporting that might be material weaknesses or significant deficiencies and therefore material weaknesses or significant deficiencies may exist that were not identified.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected, on a timely basis. We did not identify any material weaknesses.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditors' report and we have discussed the draft with you.

Exceptions to Reliance on Footnote 74 of the SEC Release 34-70073

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption report, in which the Company did not claim an exemption relying upon Footnote 74 of the SEC Release 34-70073, that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting,

or auditing matter that could be significant to the financial statements or the auditors' report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedules I that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Scully Capital Securities Corporation and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California

Engagement:	Scully Capital			
Year ended:	06/30/2023			

Account	Description	Debit	Credit	Net Income Effect
TAX ACCOUNTANT JOURNAL ENTRIES				
#3 Client Accommodation Entry: Record CY tax provision (prepared by Rob Hottel)				
221-00	Deferred Tax Liability	$ 17,559	$ -	
860-00	Other Taxes	$ -	$ 17,559	
Total		**$ 17,559**	**$ 17,559**	**$ 17,559**
#4 Rob Hottel: Reclassification of balances as a tax true-up.				
141-00	Prepaid Taxes	$ 720	$ -	
220-00	Income Taxes Payable	$ 694	$ -	
970-00	Federal Income Taxes	$ -	$ 1,414	
Total		**$ 1,414**	**$ 1,414**	**$ 1,414**
GRAND TOTAL		**$ 18,973**	**$ 18,973**	**$ 18,973**
UNCORRECTED MISSTATEMENTS				
#1 BR: Reclassify write-off of New England Transrail from Contract Income to Bad Debt Expense.				
400-00	Contract Income	$ -	$ 1,937	
800-00	Bad Debt Expense	$ 1,937	$ -	
Total		**$ 1,937**	**$ 1,937**	**$ -**
#2 BR: True-up of the Flex Funding Balance (On Deposit with NASD).				
140-00	On Deposit with NASD	$ 525	$ -	
705-00	Regulatory Fees	$ -	$ 525	
Total		**$ 525**	**$ 525**	**$ 525**
GRAND TOTAL		**$ 2,462**	**$ 2,462**	**$ 525**



Scully Capital Securities Corporation
1050 Connecticut Ave. NW Suite 500
Washington, DC 20036

Tel: 202.775.3434
Fax: 202.775.6049

www.scullycapital.com

Business Confidential

August 04, 2023

Member FINRA/SIPC

This is to certify that, to the best of my knowledge and belief:

Scully Capital Securities Corporation ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company does not claim an exemption under Rule 15c3-3. The Company is filing this Exemption Report in reliance to Footnote 74 of the SEC Release 34-70073 adopting amendments to 17 C.F.R 240.17a-5 because the Company's business activities are, and will remain, limited to business activities in the private placement of securities and selling corporate debt securities. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended June 30, 2023.

Thank you.

Larry Scully
President

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended ________________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Scully Capital Securities Corp
1050 Connecticut Ave NW
Suite 500
Washington, DC. 20036

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 34

B. Less payment made with SIPC-6 filed (**exclude interest**) (16)

1/24/23
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) ________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ________

F. Total assessment balance and interest due (or overpayment carried forward) $ 18

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ **Funds Wired** ☐ ACH ☑
Total (must be same as F above) $____________

H. Overpayment carried forward $(____________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Scully Capital Securities Corp
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 6 day of July, 2023.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **7/1/22**
and ending **6/30/23**

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ **23,071**

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

   (2) Net loss from principal transactions in securities in trading accounts.

   (3) Net loss from principal transactions in commodities in trading accounts.

   (4) Interest and dividend expense deducted in determining item 2a.

   (5) Net loss from management of or participation in the underwriting or distribution of securities.

   (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

   (7) Net loss from securities in investment accounts.

   Total additions

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

   (2) Revenues from commodity transactions.

   (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation.

   (5) Net gain from securities in investment accounts.

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

   (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

   (8) Other revenue not related either directly or indirectly to the securities business.
   (See Instruction C):

   (Deductions in excess of $100,000 require documentation)

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

      (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

      Enter the greater of line (i) or (ii)

      Total deductions

2d. SIPC Net Operating Revenues $ **23,071**

2e. General Assessment @ .0015 $ **34**

(to page 1, line 2.A.)

2